SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

WYNDHAM INTERNATIONAL, INC.

(Name of Subject Company)

WYNDHAM INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

983101502

(CUSIP Number of Class of Securities)

FRED J. KLEISNER

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

WYNDHAM INTERNATIONAL, INC.

1950 STEMMON FREEWAY, SUITE 6100

DALLAS, TEXAS 75207

(214) 863-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

STEVEN M. PESNER, ESQ.

PATRICK J. DOOLEY, ESQ.

AKIN GUMP STRAUSS HAUER & FELD LLP

590 MADISON AVENUE

NEW YORK, NEW YORK 10022

(212) 872-1080

ITEM 1.    SUBJECT COMPANY INFORMATION.

The name of the subject company is Wyndham International, Inc., a Delaware corporation (the “Company”), and the address of the principal executive office of the Company is 1950 Stemmons Freeway, Suite 6100, Dallas, Texas 75207. Its telephone number at that address is (214) 863-1000.

The title of the class of equity securities to which this statement relates is the Company’s series A convertible preferred stock, par value $0.01 per share (“Series A Preferred Stock”). As of January 28, 2005, there were 72,253.858 shares of Series A Preferred Stock outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

This statement relates to the offer by Mercury Special Situations Fund LP, a Delaware limited partnership, and Equity Resource Dover Fund LP, a Massachusetts limited partnership (together, “Offerors”), disclosed in a Tender Offer Statement on Schedule TO, dated January 28, 2005 (the “Schedule TO”), to purchase all of the issued and outstanding shares of Series A Preferred Stock, at a price of $30.00 per share, net to seller in cash, without interest thereon (such price, or such higher price per share as may be paid in the Offer (as defined below), referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the “Offer”).

As set forth in the Schedule TO, the principal executive office of Offerors is 44 Brattle Street, Cambridge, Massachusetts 02138.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in the next paragraph, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Offerors or their respective officers, directors or affiliates.

The Company disclosed information regarding certain agreements, transactions and relationships between the Company and certain of its executive officers and directors or their affiliates under the headings “Election of Directors—Compensation of Directors,” “Election of Directors—Employment Agreements, Termination of Employment and Change-in-Control Arrangements,” “Election of Directors—Compensation Committee Interlocks and Insider Participation,” and “Executive Compensation—Certain Relationships and Related Transactions” in the Proxy Statement filed with the United States Securities and Exchange Commission (the “Commission”) and distributed in connection with the Company’s Annual Meeting held on July 1, 2004. Such information is filed as Exhibit 1 hereto and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation.

The Board of Directors of the Company, at a meeting held on February 2, 2005, reviewed and discussed the terms of the Offer and the terms of the Series A Preferred Stock, including specifically the economic terms of the Series A Preferred Stock, as well as other relevant facts and information. Thereafter, the Board determined that the Offer was not in the best interests of the holders of the Series A Preferred Stock and concluded to recommend that the holders of the Series A Preferred Stock reject the Offer and not tender their shares of Series A Preferred Stock to the Offerors pursuant to the Offer.

Accordingly, the Board of Directors recommends that the holders of the Series A Preferred Stock reject the Offer and not tender their shares of Series A Preferred Stock for purchase pursuant to the Offer.

(b) Reasons for the Recommendation.

In reaching the conclusion and in making the recommendation described above, the Board of Directors consulted with the Company’s management, as well as the Company’s legal advisors, and took into account their knowledge of the business, financial condition, assets and prospects of the Company. The Board of Directors also took into account their belief that the Offer does not give adequate consideration to the specific preferential rights associated with the Series A Preferred Stock.

Holders of the Series A Preferred Stock are entitled to a quarterly dividend on a cumulative basis at a rate of 9.75% per year. At the present time, a portion of the dividend is to be paid in cash and a portion is to be paid in additional shares of Series A Preferred Stock. However, currently, the Company’s credit facility prohibits it from paying the cash portion of the dividend on the Series A Preferred Stock. Under the terms of the Series A Preferred Stock, if cash dividends are in arrears and unpaid for a period of 60 days or more, an additional dividend accrues at a rate per annum of 2.0% of the $100 stated amount of each share of Series A Preferred Stock then outstanding from the last payment date on which cash dividends were to be paid in full until all cash dividends in arrears have been paid in full. Such additional dividends are cumulative and payable in additional shares of Series A Preferred Stock. Thus, in addition to the quarterly stock dividends and the cash dividends that have accrued and continue to accrue on the Series A Preferred Stock, the holders of the Series A Preferred Stock have received and, until the accrued cash dividends are paid, will continue to receive additional shares of Series A Preferred Stock at the end of each quarter.

Holders of the Series A Preferred Stock are also entitled to certain preferences upon the liquidation or dissolution of the Company and a right to have the Company purchase such shares upon a change in control (as defined in the certificate of designation that created the Series A Preferred Stock) of the Company. Upon the occurrence of any such event, subject to cash being properly available following repayment of, or receipt of any required consent from, the Company’s debt and any senior securities, the certificate of designation that created the Series A Preferred Stock provides that the holder would be entitled to receive, at a minimum, an amount equal to $100 for each share held plus the amount of accrued but unpaid dividends on each such share of Series A Preferred Stock. As of January 31, 2005, each holder of a share of the Series A Preferred Stock issued in the initial issuance of the Series A Preferred Stock who had not transferred any portion thereof would have been entitled to accrued and unpaid cash dividends of approximately $6.50 on each such share of Series A Preferred Stock plus a liquidation preference of approximately $57.00 with respect to the additional shares of Series A Preferred Stock issued as dividends on each such share of Series A Preferred Stock. Thus, if any such event occurs, such holder would be entitled to receive approximately $163.50 as of January 31, 2005, for each share of Series A Preferred Stock issued in the initial issuance of the Series A Preferred Stock.

Each full share of Series A Preferred Stock issued after the initial issuance of the Series A Preferred Stock may have a lower accrued and unpaid cash dividend associated with such share than the $6.50 referenced above, but will have a liquidation preference of $100 (plus any accrued but unpaid dividends).

The aggregate amount that all of the holders of the Series A Preferred Stock would be entitled to receive upon the liquidation or dissolution of the Company or a change in control of the Company is approximately $7,692,944 as of January 31, 2005. The aggregate amount that all of the holders of the Company’s series B convertible preferred stock, par value $0.01 per share (the “Series B Preferred Stock”), would be entitled to receive if any such event occurs would be approximately $1,675,856,932 as of January 31, 2005. The holders of the Series B Preferred Stock are entitled to the same economic rights as the holders of the Series A Preferred

Stock if any such event occurs and the certificates of designation that created each such series provide that in the event of a liquidation or a dissolution the Series A Preferred Stock and the Series B Preferred Stock would participate equally and ratably on the basis of their liquidation preferences with respect to any amounts distributed in connection therewith. The aggregate combined amount that all of the holders of the Series A Preferred Stock and the Series B Preferred Stock would be entitled to receive if any such event occurs would be approximately $1,683,549,876 as of January 31, 2005.

Notwithstanding the foregoing, the Board of Directors noted that no assurance can be given that the Company will have sufficient cash properly available following repayment of the Company’s debt and any senior securities to make such payments with respect to the Series A Preferred Stock upon the occurrence of any such event or that such event will occur or, if such event were to occur, the timing of such event.

The Board of Directors also noted that the Offer only represents approximately a 7% premium over the trading price reported by the Offerors in the tender offer materials.

In addition, the Board of Directors, while noting that the Series A Preferred Stock is available for trading on the Nasdaq pink sheets, noted the fact that the Offer provides an opportunity for all holders of the Series A Preferred Stock to sell their shares in the Offer without the need to engage in sales in the public market or otherwise.

The recommendation of the Board of Directors was made after considering the totality of the information and factors involved. The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes material information, factors and analyses considered by the Board of Directors in reaching their conclusion and recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusion and recommendation. In addition, individual members of the Board of Directors may have given different weight to different factors.

In light of the factors considered above, the Board of Directors has determined that the Offer is not in the best interests of the holders of the Series A Preferred Stock. Accordingly, the Board of Directors recommends that the holders of the Series A Preferred Stock reject the Offer and not tender their shares of Series A Preferred Stock to the Offerors for purchase pursuant to the Offer.

(c) Intent to Tender.

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of the Series A Preferred Stock held of record or beneficially by such person for purchase pursuant to the Offer.

ITEM 5.    PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the shares of Series A Preferred Stock have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend policy of the Company.

(b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.    ADDITIONAL INFORMATION.

Not applicable.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Information contained under the headings “Election of Directors—Compensation of Directors,” “Election of Directors—Employment Agreements, Termination of Employment and Change in Control Agreements,” “Election of Directors—Compensation Committee Interlocks and Insider Participation,” and “Executive Compensation—Transactions with Related Parties” in the Company’s proxy statement for its annual meeting of stockholders held on July 1, 2004 and filed with the Commission on May 27, 2004 (File No. 001-9320) (incorporated by reference to such filing).

Exhibit 2.	Letter, dated February 10, 2005, from the Company to the holders of the Series A Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

WYNDHAM INTERNATIONAL, INC.

By:	/S/ MARK A. SOLLS
Mark A. Solls, Executive Vice President and General Counsel

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 1.	Information contained under the headings “Election of Directors—Compensation of Directors,” “Election of Directors—Employment Agreements, Termination of Employment and Change in Control Arrangements,” “Election of Directors—Compensation Committee Interlocks and Insider Participation,” and “Executive Compensation—Transactions with Related Parties” in the Company’s proxy statement for its annual meeting of stockholders held on July 1, 2004 and filed with the Commission on May 27, 2004 (File No. 001-9320) (incorporated by reference to such filing).

Exhibit 2.	Letter,dated February 10, 2005, from the Company to the holders of the Series A Preferred Stock.